UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934

(Amendment No. 5)

COCA-COLA BOTTLING CO. CONSOLIDATED

(Name of Issuer)

Common Stock, $1.00 par value per share

(Title of Class of Securities)

191098102
(CUSIP Number)

December 31, 2007

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required on the remainder of this page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No 191098102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Coca-Cola Enterprises Inc. 58-0503352
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 578,947 6 SHARED VOTING POWER None 7 SOLE DISPOSITIVE POWER 578,947 8 SHARED DISPOSITIVE POWER None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 578,947
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.7%
12	TYPE OF REPORTING PERSON CO

CUSIP No 191098102

Item 1	(a).	Name of Issuer:

Coca-Cola Bottling Co. Consolidated

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

4100 Coca-Cola Plaza Charlotte, NC 28211

Item 2	(a).	Name of Person Filing:

Coca-Cola Enterprises Inc.

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

2500 Windy Ridge Parkway Atlanta, GA 30339
Item 2	(c).	Citizenship:

Delaware

Item 2	(d).	Title of Class of Securities:

Common Stock, $1.00 par value per share

Item 2	(e).	CUSIP Number:

191098102

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);.

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).

	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J)..

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a) Amount beneficially owned:	578,947

	(b) Percent of class:	8.7%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote 578,947 .

(ii) Shared power to vote or to direct the vote None

	(iii)	Sole power to dispose or to direct the disposition of 578,947 .

	(iv)	Shared power to dispose or to direct the disposition of None .

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2008

COCA-COLA ENTERPRISES INC.

By:	/S/ JOHN J. CULHANE
John J. Culhane
Title:	Executive Vice President and General Counsel